

Mail Stop 3030

May 10, 2010

VIA U.S Mail and Facsimile (403) 272-3620

Jacqueline Danforth
Chief Financial Officer
Cascade Technologies Corp.
1530 9th Avenue, SE
Calgary, Alberta, Canada T2G OT7

>   **Re: Cascade Technologies Corp.**
>   **Form 10-K for the fiscal year ended August 31, 2009**
>   **Filed December 15, 2009**
>   **File No. 000-52141**

Dear Ms. Danforth:

    We have reviewed your responses dated April 23, and 28, 2010 as well as your Form 8-K dated March 15, 2010, and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated March 15, 2010

1.   We note that you did not file the financial statements and pro forma financial information required by Item 9.01 of Form 8-K. Please tell us how you considered the requirements of Item 9.01 (c) of Form 8-K.

2.   We note that you did not provide an Item 4.01 Form 8-K for a change in accountants. Please also tell us whether the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer.

3.   Further, please tell us whether you intend to make any change in fiscal year as a result of the reverse acquisition.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                        Sincerely,

                        Martin James
                        Senior Assistant Chief Accountant